Filed by Shutterstock, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Getty Images Holdings, Inc.
Commission File No.: 001-41453

All Hands Talking Points - Paul Hennessy

●	Happy New Year everyone and thank you for joining the call today.

●	As you probably read from my email, we announced some big news this morning.

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After months of thoughtful discussion and conversations with our board, we now have an agreement with Getty Images in what we think is a transformational merger that combines our complementary strengths and offerings to create a premier visual content company.

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We are bringing together two iconic brands to offer our customers a more diversified content library with greater depth and breadth, and an increased capacity to invest in growth, for example in innovative content, expanded event coverage, and customer-facing technologies and capabilities, such as search, 3D and generative AI.

●	It also provides contributors greater opportunities to reach new customers around the world.

●	So as you can see, I am excited about this merger and I believe it will make us both better – I want you to be excited about it too.

●	But first a few things to understand about the process. We have signed an agreement, but there are additional steps remaining before we close the transaction.

●	We will need to meet a number of closing conditions, such as shareholder approvals, regulatory approvals and other customary closing conditions.

●	During this process, a small number of us will be discussing the specifics of the future combined organization with members of the Getty team.

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What we do know is that upon close, the newly combined company will be called Getty Images and the current CEO of Getty, Craig Peters, will become the CEO of the combined company.  I will serve on the board of Getty Images and step down as CEO.

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We also know from Getty that they fully expect Shutterstock to continue as a brand and website based on the incredible brand equity built by all of you and all of those who have worked here. You should be proud of that.

●	However, until the deal is closed - which is targeted in the second half of 2025, both companies will continue to operate independently and it will remain business as usual.

●	In fact, we are full steam ahead on our 2025 plans and our expectations remain the same. It’s important that you know that we are going to continue to invest in our business.

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Next week, we are welcoming our new Head of Marketplace, Matt Furlong - hopefully you read the announcement yesterday.  He is very excited to join and I look forward to him and the team getting started together.

●	We’re going to continue to invest in Envato. We’re going to continue to invest in GIPHY - and move forward on our integration plans.

●	We’re also going to move forward with our brand refresh that we have planned early this year.

●	You should expect no change to what you are doing every day when you come to work. Just stay focused on your goals.

●	Now I realize there will still be lots of questions.

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You’re probably wondering “what does this mean for me?”  Can we talk to anyone at Getty? Are our benefits going to change?  Those are the right questions, and while I don’t expect to have all the answers to your questions today, I expect to have a better picture of what our collective future looks like in the coming months. The bottom line remains that until the deal closes, it will be business as usual.

●	But what I will commit to you is that we will communicate openly and honestly and tell you what we can tell you when we know it.

●	We have developed a robust document with the information we currently have in the form of an FAQ. I encourage you to read through it.

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So let’s stay focused. We have goals to grow our business in 2025 and that remains unchanged. It is very important that we continue to work hard, stay on track and not get distracted during this pre-close period. Our customers rely on us to deliver and we need to keep that promise.

●	Now we are going to open it up to questions and answer what we can.

***

Additional Information about the Acquisition and Where to Find It

In connection with the proposed transaction, Shutterstock intends to file a proxy statement with the Securities and Exchange Commission (the “SEC”), which will be included in the registration statement on Form S-4 intended to be filed by Getty Images and that also will include an information statement of Getty Images and constitute a prospectus with respect to shares of Getty Images’ common stock to be issued in the transactions (the “proxy and information statement/prospectus”).  Each of Getty Images and Shutterstock may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This filing is not a substitute for the proxy and information statement/prospectus or any other document that Getty Images or Shutterstock may file with or furnish to the SEC. The definitive proxy and information statement/prospectus (if and when available) will be mailed to stockholders of Getty Images and Shutterstock. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY AND INFORMATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the proxy and information statement/prospectus (if and when available) and other documents containing important information about Getty Images, Shutterstock and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Getty Images will be available free of charge on Getty Images’ website at investors.gettyimages.com.  Copies of the documents filed with or furnished to the SEC by Shutterstock will be available free of charge on Shutterstock’s website at investor.shutterstock.com.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. Getty Images, Shutterstock and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Getty Images, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Getty Images’ proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 24, 2024. Information about the directors and executive officers of Shutterstock, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shutterstock’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy and information statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The statements in this communication, and any related oral statements, include forward-looking statements concerning Getty Images, Shutterstock, the proposed transaction described herein and other matters. All statements, other than historical facts, are forward-looking statements.  Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, financings or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations.  Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur or the timing thereof.  Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “could,” “might,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology, but not all forward-looking statements include such identifying words.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary.  The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals on a timely basis or otherwise, satisfying other closing conditions to the proposed transaction, on a timely basis or otherwise, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom.  Important factors that could cause actual results to differ materially from such forward-looking statements include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; interloper risk; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing (or at all); negative effects of the announcement of the transaction on the ability of Shutterstock or Getty Images to retain and hire key personnel and maintain relationships with customers, suppliers and others who Shutterstock or Getty Images does business, or on Shutterstock or Getty Images’ operating results and business generally; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, as expected (or at all), or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on Getty Images’, Shutterstock’s or the combined company’s relationships with suppliers, customers, employers and regulators; demand for the combined company’s products; potential changes in the Getty Images stock price that could negatively impact the value of the consideration offered to the Shutterstock stockholders; the occurrence of any event that could give rise to the termination of the proposed transaction; and Getty Images’ ability to complete any refinancing of its debt or new debt financing on a timely basis, on favorable terms or at all.  A more fulsome discussion of the risks related to the proposed transaction will be included in the proxy and information statement/prospectus.  For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in each of Getty Images’ and Shutterstock’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward looking statements.  While the list of factors presented here is, and the list of factors presented in the proxy and information statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward looking statements.  Neither Getty Images nor Shutterstock assumes, and each hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.